As filed with the Securities and Exchange Commission on July 6, 2020	Registration No. 333-153787

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6/A

POST-EFFECTIVE AMENDMENT NO. 1 TO

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

CHUGAI PHARMACEUTICAL CO. LTD

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name in English)

Japan

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(212) 816-6690

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

CITIBANK, N.A. – DEPOSITARY RECEIPTS DEPARTMENT

388 Greenwich Street

New York, New York 10013

(212) 816-6690

(Name, address, including zip code, and telephone number, including area code of agent for service)

____________________

It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.

	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares each representing one-half (1/2) of one share of common stock of Chugai Pharmaceutical Co. Ltd	N/A	N/A	N/A	N/A

*	Each unit represents 100 American Depositary Shares.

**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs 11, 13 and 16

	(iii)	The procedure for collecting and distributing dividends	Face of Receipt - Paragraphs 4 and 7; Reverse of Receipt - Paragraphs 12, 13 and 16

	(iv)	The procedure for transmitting notices, reports and proxy soliciting material	Reverse of Receipt - Paragraphs 10 and 11

	(v)	The sale or exercise of rights	Reverse of Receipt - Paragraphs 12 and 13

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs 4 and 7; Reverse of Receipt – Paragraphs 12, 13, 15 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Paragraphs 17 and 18 (no provision for extension)

	(viii)	The rights that holders of Receipts have to inspect the transfer books of the Depositary and the list of Receipt holders	Face of Receipt - Paragraph 3

	(ix)	Any restrictions on the right to transfer or withdraw the underlying securities	Face of Receipt - Paragraphs 2, 4, 5, and 6

	(x)	Any limitation on the Depositary’s liability	Face of Receipt - Paragraphs 1 and 7; Reverse of Receipt - Paragraphs 11, 14 and 16

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Reverse of Receipt – Paragraph 19

Item 2. AVAILABLE INFORMATION			Reverse of Receipt - Paragraph 10

As set forth in Paragraph 10 of the Form of Receipt constituting the prospectus included herein, Chugai Pharmaceutical Co. Ltd (the “Company”) furnishes the United States Securities and Exchange Commission (the “Commission”) with paper copies of the information contemplated in Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). This information cannot be retrieved from the Commission's internet website, but can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549. The Company may in the future publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. The information so published by the Company may not be in English, except that, in order to maintain its exemption from the Exchange Act reporting requirements pursuant to Rule 12g3-2(b), the Company would be required to translate such information into English to the extent contemplated in the instructions to Rule 12g3-2(e). The information so published by the Company cannot be retrieved from the Commission's internet website and cannot be inspected or copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

IN ACCORDANCE WITH GENERAL INSTRUCTIONS III. B OF FORM F-6, THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED AS AN EXHIBIT TO THIS POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6 REGISTRATION STATEMENT CONSTITUTE THE PROSPECTUS RELATING TO THE AMERICAN DEPOSITARY SHARES TO BE ISSUED PURSUANT TO THIS POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6 REGISTRATION STATEMENT.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a) The agreement between Citibank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners from time to time of American Depositary Shares registered hereunder. – Filed herewith.

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. — None.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d) Opinion of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary, as to the legality of the securities to be registered. – Previously filed.

(e) Certification under Rule 466. – Filed herewith.

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post- Effective Amendment No. 1 to Form F-6 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 6th day of July, 2020.

Legal entity created by the agreement set forth in the American Depositary Receipts evidencing American Depositary Shares representing shares of common stock of Chugai Pharmaceutical Co. Ltd

CITIBANK, N.A., as Depositary

By:	/s/ Richard Etienne
Name:	Richard Etienne
Title:	Attorney-in-Fact

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Index of Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of ADR
(d)	Previously Filed
(e)	Rule 466 Undertaking